MATERIAL CHANGE REPORT

FORM 51-102F3

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1:	REPORTING ISSUER

Fronteer Development Group Inc.
1055 West Hastings Street, Suite 1650
Vancouver, British Columbia V6E 2E9

ITEM 2:	DATE OF MATERIAL CHANGE

January 5, 2010.

ITEM 3:	NEWS RELEASE

A news release in respect of the material change was issued by Fronteer Development Group Inc. ("Fronteer") on January 6, 2010. A copy of the news release is attached to this report as Schedule A.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

Fronteer, Teck Resources Limited (“Teck”) and Alamos Gold Inc. (“Alamos”) completed a transaction whereby Alamos acquired 100% of the A9i Da9i and Kirazli gold projects from Teck and Fronteer through the acquisition of certain Turkish subsidiaries held directly by Teck and indirectly by Fronteer through its wholly-owned subsidiary.

Alamos has paid US$40 million cash and issued an aggregate of 4 million Alamos common shares in total consideration to the Teck group (as to 60%) and the Fronteer group (as to 40%) for acquiring these two projects. The common shares were issued on a private placement basis and are subject to a four-month hold period.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

On September 22, 2009, Fronteer, Teck and Alamos entered into a letter agreement ("MOU") proposing the terms on which Alamos would acquire 100% of the A9i Da9i and Kirazli gold projects from Teck and Fronteer through the acquisition of certain Turkish subsidiaries held directly by Teck and indirectly by Fronteer through its wholly- owned subsidiary. Fronteer and Teck agreed to negotiate exclusively with Alamos for a 60-day period. Alamos agreed to pay a total of US$40 million and issue a total of 4 million shares to the Teck group (as to 60%) and the Fronteer group (as to 40%) in consideration for acquiring these two projects. The obligation of Alamos to enter into definitive agreements for the purchase and sale was subject to a 30-day due diligence period and the approval of Alamos’ Board of Directors and the TSX. The completion of the purchase of sale transaction was subject to customary conditions of closing and the approval of the TSX.

On November 19, 2009, the MOU was amended to allow Alamos to continue its due diligence until December 7, 2009 and to extend the exclusivity period to the same date.

On December 7, 2009, the definitive share purchase agreement was signed and closing was scheduled to occur sometime between December 17, 2009 and January 29, 2010 to allow for the satisfaction of certain conditions precedent negotiated into the definitive agreement.

On January 5, 2010, the conditions precedent were satisfactorily completed and the purchase price was paid by Alamos in exchange for the shares in the Turkish Subsidiaries. Immediately following this closing certain corporate law requirements were undertaken in Turkey to document the transfer of the shares and to replace the boards of the Turkish Subsidiaries. These requirements were completed early on January 6, 2010.

For further details, please see the news release attached as Schedule A hereto and news releases dated September 23, 2009 and December 9, 2009 available on SEDAR at www.sedar.com.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

No significant facts remain confidential in, and no information has been intentionally omitted from, this report.

ITEM 8:	EXECUTIVE OFFICER

The following executive officer of Fronteer is knowledgeable about the material change and this report:

Sean Tetzlaff
Chief Financial Officer and Corporate Secretary
604-632-4677

ITEM 9:	DATE OF REPORT

DATED at Vancouver, British Columbia this 6th day of January, 2010.

by	(signed) Sean Tetzlaff
Sean Tetzlaff
Chief Financial Officer and Corporate
Secretary

Schedule A

News Release

NEWS RELEASE 10-02	JANUARY 6, 2010

FRONTEER AND TECK COMPLETE THE SALE OF THE
AGI DAGI AND KIRAZLI GOLD PROJECTS TO ALAMOS

Fronteer (FRG - TSX/NYSE Amex) announces today that Fronteer and Teck Resources Limited (TSX:TCK.B; NYSE: TCK) completed the sale of 100% of the A9i Da9i and Kirazli gold projects to Alamos Gold Inc. (TSX:AGI), pursuant to the terms of a share purchase agreement dated December 7, 2009.

Alamos has paid US$40 million cash and issued an aggregate of 4 million Alamos common shares in total consideration to Teck (as to 60%) and Fronteer (as to 40%) for acquiring these two projects through the purchase of certain Turkish subsidiaries held by Teck and Fronteer. The common shares were issued on a private placement basis and are subject to a four-month hold period.

Fronteer is focused on building low-cost gold production from projects that it controls and operates. Proceeds from this transaction provide Fronteer additional funds to advance its gold development pipeline in Nevada, including its Long Canyon, Northumberland and Sandman projects.

ABOUT FRONTEER
We intend to become a significant gold producer. Our solid financial position and strengthened operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, Ph.D, P.Geo, President and CEO
Troy Fierro, COO

Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com